UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2022

American Hospitality Properties REIT, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10999

Delaware	83-2386947
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970 Dallas, Texas (Address of principal executive offices)	75254 (Zip Code)

(214) 750-2967
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described elsewhere in this Semiannual Filing.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2022.

American Hospitality Properties REIT, Inc. was organized in the State of Delaware on August 13, 2018 to engage primarily in the acquisition and management of premium branded hotels and other real estate-related assets either secured by or related to hotel properties in the United States. We believe that the current hospitality real estate environment provides us the opportunity to acquire attractively priced hotel properties. We anticipate being able to increase the value of the investment we make through applying sound acquisition policies and taking advantage of the disparity between the purchase price and the stabilized value and replacement costs of the properties. The Company expects to acquire the investments at prices that are less than the stabilized values and replacement costs of the properties. The Manager, directly and through its oversight of the Operator, will apply aggressive expense reduction strategies to each property. By doing so, the Manager expects to increase net revenues at each property without any improvement in occupancy or room rates or gross revenues. The Company expects to generate positive cash flow from its investments based on a number of factors, including reducing expenses, acquiring properties in areas we believe are business destinations, operating the Properties under widely recognized brands and acquiring the properties at prices below the current replacement costs.

Operating Results

As of June 30, 2022, the only business activities in which the Company has engaged in has been the issuance of stock in its initial offering and an aggregate investment of $1,565,000 in an affiliated company, PAH Charlotte, LLC, to acquire a preferred equity interest in PAH Charlotte that provides a 12.0% annual distribution (the “Preferred Interest”). PAH Charlotte owns a 173 room Hilton Doubletree hotel in Charlotte, North Carolina. As of June 30, 2022, the Company has sold $4,898,257 in shares of its common stock. We expect to use substantially all of the net offering proceeds to invest in and manage a diverse portfolio of hotel properties and other real estate-related assets. To meet our need for cash, we are attempting to raise money from third-party investors. The maximum aggregate amount of the offering will be required to fully implement our business plan. If we are unable to successfully generate revenue, we may quickly use up our offering proceeds and will need to find alternative sources. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

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Liquidity and Capital Resources

We are dependent upon the net proceeds from our equity offerings to conduct our proposed operations. We will obtain the capital required to purchase the Properties and conduct our operations from the proceeds of the offerings, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had only acquired the Preferred Interest, and our total operating assets consist of $489 in cash.

If we are unable to raise substantially more funds than the amount that we have raised as of June 30, 2022, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered company, regardless of whether we are able to raise substantial funds in our offerings. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. To the extent that we have insufficient funds for maintenance and repair of the properties, we may establish reserves from gross offering proceeds or out of cash flow from operations.

We currently have no outstanding debt. Once we have fully invested the proceeds of our offerings, we expect our debt financing to be approximately 70% of the value of our assets. Our charter does not limit us from incurring debt.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager and its affiliates. These payments include payments to our Manager for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we will make payments to our Manager and its affiliates in connection with the selection and purchase of the investments, the management of the properties and costs incurred by our Manager and its affiliates in providing services to us.

We are highly dependent upon the success of our offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as incurring indebtedness, which would likely not be possible for the Company. However, if such financing will available, because we are a development stage company with limited operations to date, we would likely have to pay additional costs in order to obtain such debt financing. If the Company cannot raise additional proceeds through a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, stockholders would lose all of their investment.

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Item 2.	Other Information

None

Item 3.	Financial Statements

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statements of Financial Position

	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
ASSETS	0	0
Cash	$489	$11,181
Cash held in escrow	277,159	34,771
Preferred return receivable	50,905	98,899
Deposits for future acquisitions	35,970	-
Preferred equity and investment in unconsolidated real estate joint venture	1,565,000	1,565,000
TOTAL ASSETS	$1,929,523	$1,709,851

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Accounts payable	$149,580	$139,925
Deposits from potential investors	7,250	44,500
Accrued audit expense	-	-
Due to manager	736,852	1,322,383
Other liabilities	12,946	-
Total Liabilities	906,628	1,506,808

Commitments and contingencies

Stockholders’ equity (deficit)
Common stock (Common stock ($0.01 par value, 1 million shares authorized, 699,103 and 551,051 shares issued and outstanding at June 30, 2022 and Decem,ber 31, 2021, respectively)	7,014	5,511
Additional paid-in capital	4,898,256	3,640,284
Accumulated deficit	(3,882,375)	(3,442,752)
Total stockholders’ equity (deficit)	1,022,895	203,043
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,929,523	$1,709,851

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statements of Operations

For The Six Months
Ended June 30, 2022

Revenues	$-

Operating Expenses
Marketing and due diligence expense	3,786
Marketing advertising	333,933
Conference fees	(750)
Marketing payroll expense	181,093
Organization expenses	5,360
Professional fees	9,500
Salary allocations	-
Other	1,124
Total operating expenses	534,046

Other Income
Preferred returns from investment in unconsolidated real estate joint venture	94,422

Net Loss	$(439,624)

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Changes in Stockholders’ Equity (Deficit)

(unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2020	502,254	5,023	3,544,146	(2,307,198)	1,241,971

Common stock issued	48,796	488	473,812		474,300
Distributions			(207,248)		(207,248)
Offering costs - commissions			(23,363)		(23,363)
Offering costs - legal			(118,767)		(118,767)
Offering costs - transfer agent			(28,296)		(28,296)
Net loss				(1,135,554)	(1,135,554)

Balance at December 31, 2021	551,050	5,511	3,640,284	(3,442,752)	203,043

Common stock issued	148,053	1,503	1,291,608		1,293,111
Distributions			-		-
Offering costs - commissions			(10,150)		(10,150)
Offering costs - legal			(9,775)		(9,775)
Offering costs - transfer agent			(13,710)		(13,710)
Net loss				(439,624)	(439,624)

Balance at June 30, 2022	699,103	$7,014	$4,898,257	$(3,882,376)	$1,022,895

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statements of Cash Flow

(Unaudited)

For The Six Months
Ended June 30,
2022
Cash flows from operating activities:
Net loss	$(439,624)
Adjustments to reconcile net loss to net cash provided used in operating activities
Change in other operating assets and liabilities:
Prepaid expenses	-
Preferred return receivable	47,994
Accounts payable	9,655
Accrued audit expense	-
Other liabilities	12,946
Due to Manager	(585,531)
Net cash provided by (used in) operating activities	(954,560)

Cash flows from investing activities:
Preferred equity and investment in unconsolidated real estate joint venture	-
Deposit in future investments	(35,970)
Net cash provided by (used in) investing activities	(35,970)

Cash flows from financing activities:
Deposits for future investments	(37,250)
Proceeds from common stock issued	1,293,111
Distributions	-
Offering costs paid	(33,635)
Net cash provided by (used in) financing activities	1,222,226

Net increase (decrease) in cash and cash held in escrow	231,696

Cash and cash held in ecsrow, beginning of period	45,952
Cash and cash held in escrow, end of period	$277,648

At June 30, the amounts included in cash and cash held in ecsrow include the following
Cash	$489
Cash held in escrow	277,159
Total cash and cash held in escrow	$277,648

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

As of June 30, 2022

(unaudited)

1.	ORGANIZATION

American Hospitality Properties REIT, Inc., (the “Company”), a Delaware corporation, was formed for the sole purpose of investing in hotel properties (the “Properties” and each a “Property”), located in the United States, and to that end, hold, improve, mortgage, maintain, refinance, manage, lease and dispose of the Properties, acquire, own, manage and transfer the loans, and to that end hold, maintain, manage, dispose of and foreclose upon the property secured by the loans. The Company intends to purchase the Properties from unaffiliated sellers. The Company will own the Properties either directly or through special-purpose entities; however, the Company may purchase some of the Properties in connection with joint venture partners and may acquire long-term ground lease interests.

The Company was incorporated on August 13, 2018 and commenced operations on November 8, 2018 (“Inception”). On April 6, 2019, the Company changed its name from American Hospitality Properties Fund IV, Inc. to American Hospitality Properties REIT, Inc.

The Company is currently managed by Phoenix American Hospitality, LLC, (the “Manager”). The Manager expects to operate the Company for approximately five years, and no more than ten years.

2.	SIGNFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b)	Going Concern

Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued or available to be issued.

As of June 30, 2022, the Company has accumulated losses of $3,882,375. Since inception, the Company has financed its activities principally from issuance of common stock in its offering under Regulation A. As of June 30, 2022 and December 31, 2021, the Company’s liabilities exceed its cash. The extent and duration of the negative impacts from COVID-19 to the Company and the effectiveness of any plans implemented by the Company to mitigate any negative impacts are additionally not known. The Company requires funding for its operations. Because of the Company’s anticipated losses in the development stage and the uncertainty of future revenue, there exists substantial doubt about the ability of the Company to continue as a going concern within one year from the date these financial statements are issued. Although the Company is seeking to raise funds in the Offering to finance its initial operations, the availability of such funds is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

As of June 30, 2022

(unaudited)

c)	Cash and Cash Held in Escrow

Cash is currently maintained at a major financial institution in the United States. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, the Company regularly monitors the financial stability of the financial institutions and believes that the Company is not exposed to any significant credit risk.

d)	Preferred Equity Investments and Investments in Unconsolidated Joint Ventures

The Company first analyzes an investment to determine if it is a variable interest entity (“VIE”) in accordance with Topic ASC 810 and, if so, whether the Company is the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change in value with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses at each level of the investment whether the entity is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it was determined that an entity in which the Company holds an interest qualified as a VIE and the Company was the primary beneficiary, the entity would be consolidated.

If, after consideration of the VIE accounting literature, the Company has determined that an entity is not a VIE, the Company assesses the need for consolidation under all other provisions of ASC 810. These provisions provide for consolidation of majority-owned entities through a majority voting interest held by the Company providing control.

In assessing whether the Company is in control of and requiring consolidation of the limited liability company and partnership venture structures, the Company evaluates the respective rights and privileges afforded each member or partner (collectively referred to as “member”). The Company’s member would not be deemed to control the entity if any of the other members have either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) has substantive participating rights in the entity. Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course of business.

If it has been determined that the Company does not have control but does have the ability to exercise significant influence over the entity, the Company accounts for these investments as equity method investments. If it is determined that the Company does not have the ability to exercise significant influence over the entity, the Company accounts for the investments per the applicable accounting guidance, such as ASC 320 Investments – Debt Securities or ASC 321 Investments – Equity Securities. In accordance with ASC 320 Investments – Debt Securities, the Company classifies each preferred equity investment as a held to maturity debt security as the Company has the intention and ability to hold the investment until redemption. The Company earns a fixed return on these investments which is included within preferred returns on unconsolidated real estate joint ventures in its statements of operations. The Company evaluates impairment of each preferred equity investment, as applicable.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

As of June 30, 2022

(unaudited)

In cases where the Company holds a preferred equity investment in real estate joint ventures where the preferred equity interest must be redeemed by the issuing entity or is redeemable at the Company’s option, the preferred equity investment is accounted for as a held to maturity debt security.

The Company will consider future preferred equity investments and loan investments for consolidation in accordance with the provisions required by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810: Consolidation.

e)	Prospective Ventures

The Company accounts for costs incurred in the pursuit of real estate investment opportunities in accordance with FASB ASC 970-340-25-4A. Significant preacquisition costs are capitalized and presented separately on the balance sheets. When the property is acquired, the preacquisition costs are reclassified and included in the cost of the property. If it becomes probable that the real estate will not be acquired, the capitalized preacquisition costs are then charged to expense except to the extent that they are recoverable upon closing or from the sale of the options, plans, blueprints, etc. The Company had no capitalized preacquisition costs in prospective ventures at June 30, 2022.

f)	Organization Costs

Organization costs include costs to establish the Company and enable it legally to do business, including incorporation fees, legal services pertaining to the organization and incorporation of the business, drafting of bylaws, and audit fees related to the initial registration and seed capital audit. Organization costs are charged to expense as they are incurred.

g)	Offering Costs

Offering costs include the legal, accounting, printing, mailing and filing fees, charges of the Company’s escrow holder and transfer agent, the reimbursement of bona fide due diligence expenses of broker dealers and commissions of selling broker dealers. These offering costs have been offset against proceeds received from the Offering in the statement of changes in stockholders’ equity (deficit).

Offering costs also include various charges of the Manager and other marketing related expenses. These offering costs are charged to expense as incurred.

h)	Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

As of June 30, 2022

(unaudited)

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

i)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates used by the Company.

j)	New Accounting Pronouncements

In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivative and Hedging (Topic 815, and Leases (Topic 841). This new guidance is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. This pronouncement was amended under ASU 2019-10 to allow an extension on the adoption date to entities that qualify as a small reporting company. The Company has elected this extension and the effective date for the Company to adopt this standard will be for fiscal years beginning after December 15, 2022. The Company has not completed its assessment of the standard but does not expect the adoption to have a material impact on the Company’s financial position, results of operations, or cash flows.

3.	Related Party Transactions

As indicated in Note 1, the operations of the Company are administered by the Manager. The following is a summary of fees that will be paid to the Manager, or an affiliate, pursuant to the Offering circular. In the cases of partial ownership through a joint venture entity, the percentage of such fees that will be attributable to the Company will be equal to the Company’s percentage ownership interest in the joint venture entity associated with a specific Property. See the Offering circular for further details.

Acquisition Fees

The Manager or an affiliate will be entitled to receive an acquisition fee in an amount up to 3% of the gross purchase price of each Property, including any debt attributable to such Property and any significant capital expenditures budgeted as of the date of acquisition (the “Acquisition Fee”).

Asset Management Fees

The Manager shall be entitled to receive a quarterly asset management fee in an amount up to 1% of gross revenues from the Properties (the “Asset Management Fee”).

Construction Management Fees

The Manager or an affiliate shall be entitled to receive a construction management fee in an amount up to 4% of the value of any construction or repair project at the Property (the “Construction Management Fee”).

Financing Fee

The Manager or an affiliate will be entitled to receive a financing fee in an amount up to 1% of the amount of any financing or refinancing obtained by the Company, or an affiliate, with respect to the Property. In the event a third-party loan broker is used, such third-party loan broker’s fee will be paid separately by the Company; provided, however, that the sum of the financing fee and any amount paid by the Company to a third-party loan broker will not exceed 1% of the financing obtained (the “Financing Fee”).

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

As of June 30, 2022

(unaudited)

Disposition Fee

The Manager will be entitled to receive a disposition fee in an amount up to 1% of the gross sales price of each Property in connection with any sale, exchange or other disposition of the applicable Property. Any broker fee in an amount up to 1% of the gross sales price of the Property due a third-party broker in connection with any sale, exchange or disposition of a Property will be paid by the Manager out of its disposition fee (the “Disposition Fee”).

Hotel Management Fees

The daily hotel operations of the Properties will be managed by PAH Management, LLC, a Delaware entity (the “Hotel Manager”), a related party to the Manager. This entity consists of ownership that includes parties that own portions of Phoenix American Hospitality, LLC. The management will be defined by an individual management agreement between each Property and PAH Management, LLC. The Hotel Manager is entitled to receive 3% of the total hotel operation revenues, which are paid monthly in arears (the “Hotel Management Fees”).

As of June 30, 2022 and December 31, 2021, the Manager was owed $736,852 and $1,322,383, respectively, for expenses it has paid on behalf of the Company, including expenses for sales staff payroll, organization expenses, and general administrative expenses.

4.	Manager Commitment

The Manager has committed an investment amount of at least $250,000 to the Company. As of June 30, 2022 and December 31, 2021, the Manager has invested $250,000 in the Company.

5.	Preferred equity investment and investment in unconsolidated real estate joint ventures

The Company purchased 1,565 Series A Redeemable Cumulative Preferred Units in PAH Charlotte Hospitality JV, LLC (“PAH Charlotte”) at $1,000 per unit on September 30, 2020. PAH Charlotte directly owns the Doubletree Charlotte Hotel in Charlotte, North Carolina, and is managed by the Manager. The units will receive a 12% preferred return, paid semi-annually, in either cash payments or additional units. As of June 30, 2022 and December 31, 2021, the Company has received $94,422 and $193,320 in preferred returns from PAH Charlotte.

This preferred equity investment has a redemption provision at the option of the investee, and the Company has the intent and ability to hold the investment until such redemption. This investment is included in the Company’s statements of financial position as “Preferred equity investments and investments in unconsolidated real estate joint ventures.”

6.	Distributions of Cash Flow from Operations

Once the Company begins to pay dividends, they expect to declare and pay them on a quarterly basis, or less frequently as determined by the Manager, in arrears. Any dividends paid will be based on, among other factors, the present and projected future cash flow.

Once applicable, the REIT distribution requirements generally require that the company make aggregate annual dividend payments to the stockholders of at least 90% of the REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain.

The Company did not have positive earnings or accumulated earnings for the year ended December 31, 2021.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

As of June 30, 2022

(unaudited)

7.	Income Taxes

The Company’s deferred assets as of December 31, 2021 were as follows:

2021
Deferred tax assets:
Net operating losses	$722,978
Total deferred tax assets	722,978
Deferred tax liabilities	-
Net deferred tax assets (liabilities), before valuation allowance	722,978
Less valuation allowance	(722,978)
Net deferred tax assets (liabilities), after valuation allowance	$-

As of December 31, 2021, the Company had approximately $3,442,752 in federal net operating losses available to be carried forward to offset future taxable income.

The Company files corporate income tax returns in the United States (federal) and in the state of Texas. The Company is subject to federal, state and local income tax examinations by tax authorities through inception. Tax years 2018 through 2021 remain subject to examination by major tax jurisdictions.

For the years ended December 31, 2021 the Company has recognized income tax expense (benefit) of $0 and $0, respectively, for our estimated federal and state income tax provision including both current and deferred income taxes. There were no differences in the expected tax expense for federal income tax purposes (21%) computed on the net loss before income taxes, other than the 100% valuation allowance on the Company’s deferred tax assets. The Company’s valuation allowance on deferred tax assets increased by $238,466 for the year ended December 31, 2021.

8.	Subsequent Events

The Company has evaluated subsequent events through February 16, 2023, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

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Item 4.	Exhibits

Exhibit Number	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-10999) filed on May 15, 2019)

2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-10999) filed on May 15, 2019)

6.1	Amended and Restated Management Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Post-Effective Amendment (File No. 024-10999) filed on November 17, 2020)

6.2	Amendment to PAH Charlotte Hospitality JV Company Agreement (incorporated by reference to Exhibit 6.2 to the Company’s Form 1-K (File No. 24R-00277) filed on September 9, 2021)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on March 20, 2023.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

By:	/s/ W.L. “Perch” Nelson
Name:	W.L. “Perch” Nelson
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W.L. “Perch” Nelson	Chief Executive Officer	March 20, 2023
W.L. “Perch” Nelson	(Principal Executive Officer)

/s/ Jay Anderson	Executive Vice President	March 20, 2023
Jay Anderson	(Principal Financial and Accounting Officer)

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